Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

             INVESCO VAN KAMPEN ADVANTAGE MUNICIPAL INCOME TRUST II

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Advantage Municipal Income Trust II was held on June 17, 2011. The Meeting on June17, 2011 was held for the following purpose:

(1) Elect four Class III Trustees, three by the holders of Common Shares and one by the holders of the Preferred Shares, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The results of the voting on the above matter were as follows (Common Shares only):

                                                Votes
Matter                       Votes For        Withheld
----------------------       ----------       ---------
(1)   R. Craig Kennedy       39,425,954       1,220,668
      Jack E. Nelson         39,420,538       1,226,084
      Colin D. Meadows       39,466,977       1,179,645

With respect to the election of a Class III Trustee by the holders of Preferred Shares, the Meeting was adjourned until July 19, 2011, in order to solicit further shareholder votes. The Meeting on July 19, 2011 was held for the following purpose:

(1) Elect four Class III Trustees, three by the holders of Common Shares and one by the holders of the Preferred Shares, each of whom will serve for a three year term or until a successor has been duly elected and qualified.

The results of the voting on the above matter were as follows (Preferred Shares only):

                                                           Votes
Matter                                 Votes For          Withheld
-----------------------------          ---------          --------
(1)    Hugo F. Sonnenschein(P)         5,065              1,696

----------
(P) Election of trustee by preferred shareholders only.